

Mail Stop 4720

December 23, 2009

Robert J. King, Jr.
President and Chief Executive Officer
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139

   Re: PVF Capital Corp.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed December 9, 2009
     File No. 333-163037

Dear Mr. King:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed December 9, 2009

Prospectus Cover Page

1. Revise to disclose the number of shares being offered in the public offering and the number of rights being offered. This information must be disclosed prior to effectiveness. Also, revise the first paragraph to disclose the number of shares outstanding as of the record date or the most recent practicable date. In addition, revise the fourth paragraph to disclose that the standby purchasers will be purchasing shares in a simultaneous private placement and disclose the minimum amount that must be raised in the subscription offering.

Regulatory Restrictions, page 9

2.   In view of the likelihood that the offering will not be completed by December 31, 2009, revise the second bullet to update the status of this requirement, e.g., the company has requested a waiver or extension and such waiver or extension request has not been acted upon, however, management believes it will be waived or extended.

3.   Revise the sixth and seventh bullets to briefly describe the impact the restrictions have had on the company and whether or not the impact will have a material effect in the future on the company's financial condition and results of operations.

Business Strategy of our Restructured Management Team

Improve Our Asset Quality, page 12

4.   We note your response to comment 2 in our letter dated November 30, 2009. Please revise the first two bullets to disclose, for the first bullet, since the department was established, the number and aggregate dollar amount of loans where collateral was increased, the number and aggregate dollar amount of negotiated repayment plans, and the same for forbearances, loan modifications, and loan extensions. For the second bullet, disclose the number and aggregate dollar amount of loans returned to performing status and the number and dollar amount of loans disposed.

Exhibits

5.   We note your response to comment 9 in our letter dated November 30, 2009. We are unable to concur that the repurchase agreement is not required to be filed as an exhibit to the registration statement. Please either file the repurchase agreement or advise us as to whether or not the company has entered into similar repurchase agreements. If similar repurchase agreements have been entered into, please describe under what corporate authority the agreements were negotiated.

6.   Please refile the legality opinion after the company's shareholders have approved the amendment to PVF's First Amended and Restated Articles of Incorporation to increase the authorized number of shares of common stock.

7.   Please refile the Agency Agreement to include the Schedule A information.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these

Robert J. King, Jr.
PVF Capital Corp.
December 23, 2009
Page 3

comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Joel E. Rappoport, Esq.
        Sean P. Kehoe, Esq.
            Kilpatrick Stockton LLP